UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 15, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 15, 2006	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer

XTL Biopharmaceuticals Announces Financial Results
for the Six Months Ended June 30, 2006

New York, New York, August 15, 2006 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL), a biotechnology company focused on the acquisition, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the treatment of hepatitis C, today announced its financial results for the six months ended June 30, 2006.

At June 30, 2006, the Company had cash, cash equivalents and short-term bank deposits of $32.2 million, compared to cash, cash equivalents and short-term bank deposits of $13.4 million at December 31, 2005, and $16.6 million at June 30, 2005. The increase of $18.8 million since December 31, 2005 is attributable primarily to the Company’s completion in May of a private placement of $28.0 million in gross proceeds, or $24.4 million in net proceeds. This increase was partially offset by operating expenditures associated with the development and support of our hepatitis C clinical product candidates, XTL-2125 and XTL-6865, as well as to the development of the DOS hepatitis C pre-clinical program.

The loss for the six months ended June 30, 2006 was $7,291,000, or $0.04 per ordinary share, compared to the loss of $4,954,000, or $0.03 per ordinary share, for the six months ended June 30, 2005, representing an increase in net loss of $2,337,000. The increase in loss was primarily attributable to an increase of $1,459,000 in research and development costs and a $932,000 increase in general and administrative expenses. The increase in research and development costs was primarily associated with expenditures related to the DOS program acquired from VivoQuest in September 2005. During the six months ended June 30, 2006, general and administrative expenses included a non-cash compensation charge of $1,105,000 associated with stock options in accordance with FAS 123R, as compared to a $3,000 non-cash compensation charge for the comparable period last year.

Ron Bentsur, Chief Executive Officer of XTL, commented, “During the first half of the year, amidst a very unfavorable biotechnology market, we continued to strengthen the foundation of our company. Patient enrollment into the XTL-2125 and XTL-6865 Phase 1 clinical proof of principle trials is progressing very well and our DOS pre-clinical hepatitis C platform continues to make substantial strides. Moreover, the $28 million capital raise that we completed in May should carry us into 2008 and the additional funds should provide us not only with capital to support our current and planned clinical programs for XTL-2125 and XTL-6865, but also with the ability to build out our pipeline through the in-licensing of additional clinical-stage drug candidates.” Mr. Bentsur added, “The first half of the year proved once again that we are an extremely cash prudent organization that is focused on meeting the milestones that we have set out to achieve. We look forward to an eventful second half of the year as we continue to build long-term shareholder value.”

Contacts:

XTL
Ron Bentsur, Chief Executive Officer  Tel: +1 (212) 531-5960

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecules. XTL is publicly traded on the Nasdaq, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compounds for hepatitis C, XTL-2125 and XTL-6865, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to successfully complete cost-effective clinical trials for the drug candidates in our pipeline which would affect our ability to continue to fund our operations with our available cash reserves, our ability to meet anticipated development timelines for the drug candidates in our pipeline due to recruitment, clinical trial results, manufacturing capabilities or other factors; the effect of  current conditions in the Middle East on our clinical trials and other operations in that region; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange, including our annual report on Form 20-F filed with the Securities and Exchange Commission on May 25, 2006. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

August 14, 2006

The Board of Directors of
XTL Biopharmaceuticals Ltd.

Re:	Review of unaudited interim consolidated financial statements for the six months ended June 30, 2006

At your request, we have reviewed the interim consolidated balance sheet of XTL Biopharmaceuticals Ltd. (hereafter - the Company) and its subsidiary at June 30, 2006 and the interim consolidated statements of operations, changes in shareholders’ equity and cash flows for the six month period then ended. We have also reviewed the consolidated statements of operations and cash flows for the period from March 9, 1993 (incorporation date) to June 30, 2006 (the amounts included therein, which relate to the period through December 31, 2000, are based on the financial statements for 2000, which were audited by another accounting firm).

Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter-alia, these procedures included: reading the financial statements referred to above, reading the minutes of meetings of shareholders and of the board of directors and its committees and making inquiries of Company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with auditing standards generally accepted in Israel and in the United States, we do not express an opinion on the condensed consolidated interim financial statements.

In performing our review, nothing came to our attention that indicated that material adjustments should be made to the interim condensed consolidated financial statements referred to above in order for them to be considered as having been prepared in accordance with the accounting principles generally accepted in the United States.

Sincerely yours,

Kesselman & Kesselman
Certified Public Accountants (Israel)
A Member of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	June 30		December 31,
	2006	2005	2005
	(Unaudited)		(Audited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	32,172	4,967	13,360
Short-term bank deposits	--	11,658	--
Accounts receivable - trade	--	1,667	--
Accounts receivable - other	644	318	431
T o t a l current assets	32,816	18,610	13,791
EMPLOYEE SEVERENCE PAY FUNDS	173	465	449
RESTRICRED LONG-TERM DEPOSIT	119	108	110
PROPERTY AND EQUIPMENT, NET	620	791	762
PROPERTY AND EQUIPMENT (HELD FOR SALE), NET	43	--	--
INTANGIBLE ASSETS, NET	32	--	39
	33,803	19,974	15,151
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals	2,705	2,680	2,007
Deferred gain	399	399	399
T o t a l current liabilities	3,104	3,079	2,406

LIABILITY IN RESPECT OF EMPLOYEE
SEVERANCE OBLIGATIONS	444	752	695
DEFERRED GAIN	598	998	798
T o t a l liabilities	4,146	4,829	3,899
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.02 par value (authorized 300,000,000 as of June 30, 2006, June 30, 2005 and December 31, 2005, issued and outstanding 220,069,801, 169,183,254 and 173,180,441 as of June 30, 2006, June 30, 2005 and December 31, 2005, respectively)	1,072	846	864
Additional paid in capital	135,667	105,029	110,179
Deficit accumulated during the development stage	(107,082)	(90,730)	(99,791)
T o t a l shareholders' equity	29,657	15,145	11,252
T o t a l liabilities and shareholders' equity	33,803	19,974	15,151

Date of approval of the interim financial statements: August 14, 2006.

/s/ Michael Weiss	/s/ Ron Bentsur
Michael Weiss	Ron Bentsur
Chairman of the	Chief Executive Officer
Board of Directors

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(in thousands of U.S. dollars, except share and per share amounts)
			Period from
	Six months ended		March 9, 1993*
	June 30,		to June 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
REVENUES:
Reimbursed out-of-pockets expenses	--	2,408	6,012
License	227	227	866
	227	2,635	6,878
COST OF REVENUES:
Reimbursed out-of-pockets expenses	--	2,408	6,012
License (with respect to royalties)	27	27	113
	27	2,435	6,125

GROSS MARGIN	200	200	753
RESEARCH AND DEVELOPMENT COSTS
(includes non-cash compensation of $107 and $80, for the six months ended June 30, 2006 and 2005, respectively)	5,008	3,549	87,898
L E S S - PARTICIPATIONS	--	--	10,950
	5,008	3,549	76,948
IN - PROCESS RESEARCH AND
DEVELOPMENT COSTS	--	--	1,783
GENERAL AND ADMINISTRATIVE
EXPENSES (includes non-cash compensation of $1,105 and $3, for the six months ended June 30, 2006 and 2005, respectively)	2,532	1,600	31,544
BUSINESS DEVELOPMENT COSTS (includes non-cash compensation of $1 and $0, for the six months ended June 30, 2006 and 2005, respectively)	168	130	4,681
OPERATING LOSS	7,508	5,079	114,203
FINANCIAL INCOME, net	323	176	7,466
LOSS BEFORE INCOME TAXES	7,185	4,903	106,737
INCOME TAXES	106	51	345
LOSS FOR THE PERIOD	7,291	4,954	107,082

BASIC AND DILUTED LOSS PER ORDINARY SHARE:
Loss per ordinary share	$0.04	$0.03
Weighted average number of shares used in
computing basic and diluted loss per ordinary share	183,085,938	168,540,438

* Incorporation date see note 1(a).

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(in thousands of U.S. dollars, except share amounts)

	Ordinary shares		Additional
	Number of		paid in
	shares	Amount	capital
BALANCE AT JANUARY 1, 2006 (audited)	173,180,441	864	110,179
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2006 (unaudited):
Comprehensive loss - loss for the period	--	--	--
Employee stock option compensation expenses	--	--	1,213
Exercise of stock options	222,690	1	91
Issuance of share warrants	--	--	5,246
Issuance of shares, net of $3,609 share issuance expenses	46,666,670	207	18,938
BALANCE AT JUNE 30, 2006 (unaudited)	220,069,801	1,072	135,667

BALANCE AT JANUARY 1, 2005 (audited)	168,079,196	841	104,537
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2005 (unaudited):
Comprehensive loss - loss for the period	--	--	--
Non-employee stock option compensation expenses	--	--	11
Employee stock option compensation expenses	--	--	72
Exercise of stock options	1,104,058	5	409
BALANCE AT JUNE 30, 2005 (unaudited)	169,183,254	846	105,029

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(in thousands of U.S. dollars, except share amounts)

	Deficit
	accumulated
	during the
	development
	stage	Total
BALANCE AT JANUARY 1, 2006 (audited)	(99,791)	11,252
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2006 (unaudited):
Comprehensive loss - loss for the period	(7,291)	(7,291)
Employee stock option compensation expenses	--	1,213
Exercise of stock options	--	92
Issuance of share warrants	--	5,246
Issuance of shares, net of $3,609 share issuance expenses	--	19,145
BALANCE AT JUNE 30, 2006 (unaudited)	(107,082)	29,657

BALANCE AT JANUARY 1, 2005 (audited)	(85,776)	19,602
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2005 (unaudited):
Comprehensive loss - loss for the period	(4,954)	(4,954)
Non-employee stock option compensation expenses	--	11
Employee stock option compensation expenses	--	72
Exercise of stock options	--	414
BALANCE AT JUNE 30, 2005 (unaudited)	(90,730)	15,145

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(in thousands of U.S. dollars)

			Period from
	Six months		March 9, 1993(*)
	ended June 30,		to June 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	(7,291)	(4,954)	(107,082)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	114	124	2,943
Linkage difference on restricted long-term deposits	(4)	--	(1)
Acquisition of in process research and development	--	--	1,783
Gain on disposal of property and equipment	(25)	(4)	(7)
Increase (decrease) in liability in respect of employee severance obligations	35	(539)	1,263
Impairment charges	--	--	380
Gain from sales of available for sale securities	--	--	(410)
Stock based compensation expenses	1,213	83	4,491
Loss (gain) on amounts funded in respect of employee severance pay funds	--	26	(91)
Changes in operating assets and liabilities:
Increase in accounts receivable - trade	--	(1,124)	--
Decrease (increase) in accounts receivable - other	38	(12)	(393)
Increase (decrease) in accounts payable and accruals	449	(454)	2,456
Increase (decrease) in deferred gain	(200)	(200)	997
Net cash used in operating activities	(5,671)	(7,054)	(93,671)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in short-term deposits	--	(1,522)	--
Restricted long-term deposits, net	(5)	5	(118)
Investment in available for sale securities	--	--	(3,363)
Proceeds from sales of available for sale securities	--	--	3,773
Employee severance pay funds	(12)	339	(903)
Purchase of property and equipment	(16)	(38)	(4,037)
Proceeds from disposals of property and equipment	33	35	182
Acquisition in respect of license and purchase of assets	--	--	(548)
Net cash used in investing activities	--	(1,181)	(5,014)

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2006 AND 2005
(in thousands of U.S. dollars)

			Period from
	Six months		March 9, 1993(*)
	ended June 30,		to June 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital - net of share issuance expenses	24,391	--	128,762
Exercise of share warrants and stock options	92	414	2,095
Proceeds from long-term debt	--	--	399
Proceeds from short-term debt	--	--	50
Repayment of long-term debt	--	--	(399)
Repayment of short-term debt	--	--	(50)
Net cash provided by financing activities	24,483	414	130,857
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,812	(7,821)	32,172
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	13,360	12,788	--
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	32,172	4,967	32,172

Supplementary information on investing and financing
activities not involving cash flows -
Issuance of ordinary shares in respect of license, and purchase of assets	--	--	1,391
Conversion of convertible subordinated debenture into shares	--	--	1,700

Supplemental disclosures of cash flow information:
Income taxes paid	63	57	384
Interest paid	--	--	350

(*) Incorporation date see note 1(a)

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2006 (UNAUDITED)

Note 1 - General

a.
XTL Biopharmaceuticals Ltd. (“the Company” or “XTL”) was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company is a development stage company in accordance with Financial Accounting Standard (“FAS”) 7 “Accounting and Reporting by Development Stage Enterprises.”

The Company is a biopharmaceutical company engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the treatment of hepatitis C.

The Company licensed its product candidate HepeX-B to Cubist Pharmaceuticals, Inc. (hereinafter “Cubist”) during 2004. See Note 4.

During September 2005, the Company licensed perpetually from VivoQuest Inc. (“VivoQuest”), a US privately-held company which is a development stage enterprise, exclusive worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, including VivoQuest’s lead hepatitis C compounds. In addition, the Company also acquired from VivoQuest certain assets. See Note 5.

The Company has a wholly-owned subsidiary in the United States, XTL Biopharmaceuticals Inc. (“Subsidiary”), which was incorporated in 1999 under the law of the State of Delaware. The Subsidiary is primarily engaged in development activities and business development.

b.
Through June 30, 2006, the Company has incurred losses in an aggregate amount of $107,082,000. Such losses have resulted primarily from the Company’s activities as a development stage company. With the recent completion of a private placement that was completed in May 2006, the Company does not foresee any cash limitations to finance its operations for the coming year. See Note 3.

c.
The interim financial statements at June 30, 2006 (“the interim statements”) were drawn up in condensed form, in accordance with accounting principles generally accepted in the United States and applicable to interim statements. Thus, the accounting principles applied in preparation of the interim statements are consistent with those applied in the preparation of annual financial statements. Nevertheless, the interim statements do not include all the information and explanations required for annual financial statements.

d.	Certain comparative figures have been reclassified to conform to the current period presentation.

Note 2 - Functional Currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar ("$" or "dollar").

Most of the Company's expenses and revenues are incurred in dollars. A significant part of the Company's capital expenditures and most of its external financing is in dollars. The Company holds most of its cash, cash equivalents and bank deposits in dollars. Thus, the functional currency of the Company is dollars.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2006 (UNAUDITED) (continued)

Note 2 - Functional Currency (continued)

Since the dollar is the primary currency in the economic environment in which the Company operates, monetary accounts maintained in currencies other than the dollar (principally cash and liabilities) are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations (as “financial income - net”) and have not been material to date.

Following are the changes in the exchange rate of the dollar and in the Israeli Consumer Price Index (“CPI”):

	Six months ended		Year ended
	June 30,		December 31,
	2006	2005	2005
	%	%	%
Rate of change of the Israeli currency against the dollar	-3.5	6.2	6.8
Changes in the Israeli CPI	1.6	0.5	2.4
Exchange rate of one dollar (at end of period)	NIS 4.440	NIS 4.574	NIS 4.603

Note 3 - Shareholders’ Equity

a.	Share Capital

On March 22, 2006, the Company completed a private placement of 46,666,670 ordinary shares (equivalent to 4,666,667 ADRs) at $0.60 per share ($6.00 per ADR), together with warrants for the purchase of an aggregate of 23,333,335 ordinary shares (equivalent to 2,333,333.5 ADRs) at an exercise price of $0.875 ($8.75 per ADR). Total proceeds to the Company from this private placement were approximately $24.4 million, net of offering expenses of approximately $3.6 million. The private placement closed on May 25, 2006.

b.	Stock- based compensation

Effective January 1, 2005 the Company adopted Statement of Financial Accounting Standard No. 123R “Share-Based Payment” (“FAS 123R”) and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the Securities and Exchange Commission regarding the SEC's interpretation of FAS 123R. FAS 123R addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of a company or (b) liabilities that are based on the fair value of a company’s equity instruments or that may be settled by the issuance of such equity instruments.

Prior to January 1, 2005, the Company accounted for employee stock-based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s ordinary shares and the exercise price. FAS 123R eliminates the ability to account for employee share-based payment transactions using APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123 No. “Accounting for Stock-Based Compensation.”

The Company implemented FAS 123R using the modified prospective application transition method, as permitted by FAS 123R. Under such transition method, the Company’s financial statements for periods prior to the effective date of FAS 123R (January 1, 2005) have not been restated to reflect the fair value method of expensing share-based compensation.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2006 (UNAUDITED) (continued)

Note 3 - Shareholders’ Equity (continued)

The following table shows total non-cash share-based compensation expense included in the Interim Consolidated Statements of Operations:

	Six months ended
	June 30,
	2006	2005
	(in thousands of U.S. dollars)
Research and development costs	107	80
General and administrative expenses	1,105	3
Business development costs	1	--
Total non-cash share-based compensation expense	1,213	83

In March 2006, the Company’s board of directors granted the Chief Executive Officer options to purchase a total of 7,000,000 ordinary shares at an exercise price equal to $0.774 per share (closing price of the last trading day prior to official appointment). These options are exercisable for a period of ten years from the date of issuance, and granted under the same terms and conditions as the Company’s 2001 Share Option Plan and any option agreement entered into with the Chief Executive Officer. Of these, 2,333,334 options vest as follows: 777,782 options on the one-year anniversary of the issuance of the options and 194,444 options at the end of each quarter thereafter for the following two years. The balance of options vest upon achievement of certain milestones (2,333,333 upon the achievement of $350 million market capitalization or $75 million in working capital, as set out in the agreement, and 2,333,333 upon the achievement of $550 million market capitalization or $125 million in working capital, as set out in the agreement).

In addition, in June 2006, the Company’s board of directors granted options to its employees to purchase a total of 4,625,000 ordinary shares at an exercise price equal to $0.60 per share (a price above the closing price on the date of grant). These options are exercisable for a period of ten years from the date of issuance, and granted under the Company’s 2001 Share Option Plan. The options vest annually over a period of four years.

As of June 30, 2006, a balance of approximately $6.4 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted-average period of approximately 3.5 years.

Note 4 - License Agreement with Cubist

The Company entered into a licensing agreement with Cubist in June 2004, under which the Company granted to Cubist an exclusive, worldwide license (with the right to sub-license) to commercialize HepeX-B and any other product containing an hMAb, or humanized monoclonal antibody, or fragment directed at the hepatitis B virus owned or controlled by the Company.

In August 2005, the Company amended its licensing agreement with Cubist. Under the terms of the agreement, as amended, Cubist paid the Company an initial up-front nonrefundable payment of $1 million upon the signing of the agreement, and a payment of $1 million (out of which $227,000 and $227,000 was recorded as revenue in the six months ended June 30, 2006 and 2005, respectively) as collaboration support paid in 2004 (instead of a total of $2 million to be paid in installments through 2005, as per the original agreement). Furthermore under the terms of the agreement, as amended, Cubist shall make a payment in the amount of $3 million upon achievement of certain regulatory milestones until the end of 2007 or an amount of $2 million upon achievement of the same certain regulatory milestones until the end of 2008. Under this agreement, as amended, the Company was responsible for certain clinical and product development activities of HepeX-B through August 2005, at the expense of Cubist. The Company has transferred full responsibility for completing the development of HepeX-B to Cubist. Cubist will be responsible for completing the development and for registration and commercialization of the product worldwide.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2006 (UNAUDITED) (continued)

Note 4 - License Agreement with Cubist (continued)

The Company accounts for the payments resulting from the agreement as follows: (i) the $1 million up-front fee and the collaboration support payments are recorded as deferred revenue upon receipt, and amortized through 2008 or date regulatory approvals are reached, if earlier, and (ii) the milestone contingent payments will be recorded as revenue when regulatory approval milestones are obtained.

Under the agreement, the Company is entitled to receive royalties from net sales by Cubist, if any, generally ranging from 10% to 17%, depending on levels of net sales achieved by Cubist, subject to certain deductions based on patent protection of HepeX-B in that territory, total cost of HepeX-B development, third party license payments and indemnification obligations. At this point, Cubist has decided not to make any further investment in the HepeX-B program while Cubist evaluates strategic options for HepeX-B.

The agreement expires on the later of the last valid patent claim covering Hepex-B to expire, or 10 years after the first commercial sale of HepeX-B on a country by country basis.

Note 5 - License and Asset Purchase Agreement with Vivoquest

During September 2005, the Company licensed perpetually from VivoQuest Inc. (“VivoQuest”), a US privately-held company, which is a development stage enterprise, exclusive worldwide rights to VivoQuest’s intellectual property and technology, covering a proprietary compound library, including VivoQuest’s lead hepatitis C compounds. In addition, the Company acquired from VivoQuest certain assets, including VivoQuest’s laboratory equipment, assumed VivoQuest’s lease of its laboratory space and certain research and development employees. The Company executed this transaction in order to broaden its pipeline and strengthen its franchise in infectious diseases.

In connection with the VivoQuest transaction (the “Transaction”):

(1)
the Company issued the fair value equivalent of $1,391,000 of its ordinary shares for a total of 1,314,420 ordinary shares (calculated based upon the average of the closing prices per share for the period commencing two days before, and ending two days after the closing of the transaction), made cash payments of approximately $400,000 to cover VivoQuest’s operating expenses prior to the closing of the Transaction, and incurred $148,000 in direct expenses associated with the Transaction;

(2)
the Company agreed to make additional contingent milestone payments triggered by certain regulatory and sales targets, totaling up to $34.6 million, $25.0 million of which will be due upon or following regulatory approval or actual product sales, and are payable in cash or ordinary shares at the Company’s election. No contingent consideration has been paid pursuant to the license agreement as of the balance sheet date, because none of the milestones have been achieved. The contingent consideration will be recorded as part of the acquisition costs in the future; and

(3)	the Company agreed to make royalty payments on future product sales.

As VivoQuest is a development stage enterprise that had not yet commenced its planned principal operations, the Company accounted for the Transaction as an acquisition of assets pursuant to the provisions of FAS No. 142 “Goodwill and Other Intangible Assets.” Accordingly, the purchase price was allocated to the individual assets acquired, based on their relative fair values, and no goodwill was recorded.

The purchase price consisted of:

($ in thousands)
Fair value of the Company’s ordinary shares	1,391
Cash consideration paid	400
Direct expenses associated with the Transaction	148
Total purchase price	1,939

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2006 (UNAUDITED) (continued)

Note 5 -  License and Asset Purchase Agreement with Vivoquest (continued)

The tangible and intangible assets acquired consisted of the following:

($ in thousands)
Tangible assets acquired - property and equipment	113
Intangible assets acquired:
In-process research and development	1,783
Assembled workforce	43
Total intangible assets acquired	1,826
Total tangible and intangible assets acquired	1,939

The amount allocated to in-process research and development represents the relative fair value of purchased in-process research and development that, as of the transaction date, have not reached technological feasibility and have no proven alternative future use. Accordingly, they were charged in the consolidated statement of operations as “in- process research and development costs.”

The assembled workforce that was acquired is being amortized using the straight-line method over its estimated useful life of three years, and is classified as “intangible assets” on the Company’s balance sheet.